Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Retirement Plans Committee
Astoria Bank 401(k) Plan

We consent to the incorporation by reference in registration statement No. 333-226007 on Form S-8 of the Sterling Bancorp of our report dated June 27, 2019, with respect to the statements of net assets available for plan benefits of the Astoria Bank 401(k) Plan (the Plan) as of December 31, 2018 and 2017 and the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental Schedule H, Part IV - Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018, which report appears in the December 31, 2018 Annual Report on Form 11-K of the Astoria Bank 401(k) Plan.

/s/ Buchbinder Tunick & Company LLP

Little Falls, New Jersey
June 27, 2019